Exhibit 99.8

FORM 62-103F3

REQUIRED DISCLOSURE BY AN ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Not applicable.

ITEM 1 – SECURITY AND REPORTING ISSUER

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Class A Restricted Voting Shares (“Shares”) of Mercer Park Brand Acquisition Corp. (the “Issuer”), 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

NEO Exchange.

ITEM 2 – IDENTITY OF THE ELIGIBLE INSTITUTIONAL INVESTOR

2.1	State the name and address of the eligible institutional investor.

Polar Asset Management Partners Inc. (“Polar”)

401 Bay Street, Suite 1900

Toronto, Ontario

M5H 2Y4

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered on March 12, 2020, when Polar, on behalf of client accounts over which it has discretionary trading authority, acquired 500,000 Shares of the Issuer.

2.3	State the name of any joint actors.

Not applicable.

2.4	State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

Polar is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the securities of the Issuer.

ITEM 3 – INTEREST IN SECURITIES OF THE REPORTING ISSUER

3.1	State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since the last report dated January 10, 2020, there has been a net increase of 1,605,943 Shares over which Polar, on behalf of client accounts over which it has discretionary trading authority, exercised control or direction, representing a net increase of 3.99% in the number of Shares over which Polar, on behalf of client accounts over which it has discretionary trading authority, exercised control or direction.

3.2	State the designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

As at March 31, 2020, Polar, on behalf of client accounts over which it has discretionary trading authority, exercised control or direction over 5,888,143 Shares of the Issuer, representing approximately 14.63% of the issued and outstanding Shares.

The foregoing percentage was calculated based on 40,250,000 Shares outstanding as at March 27, 2020 pursuant to the information set out in the Issuer’s Management’s Discussion and Analysis from April 16, 2019 (Date of Incorporation) to December 31, 2019 dated March 27, 2020.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)    the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)    the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor

Not applicable.

(c)    the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Polar exercises control or direction, but not ownership, over all of the securities of the Issuer referred to in item 3.2 above on behalf of client accounts over which it has discretionary trading authority. Polar, on behalf of client accounts over which it has discretionary trading authority and in respect of all such securities, specifically disclaims any beneficial ownership.

3.5	If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s securityholdings.

Polar, on behalf of client accounts over which it has discretionary trading authority, also exercises control or direction over 1,232,555 warrants of the Issuer (the “Warrants”). Each Warrant is exercisable for one Share at a price of US$11.50 commencing 65 days after the completion of the Issuer’s qualifying transaction and will expire five years after completion of the Issuer’s qualifying transaction.

3.6	If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.7	If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

See item 3.5 above for a description of the Warrants over which Polar, on behalf of client accounts over which it has discretionary trading authority, exercises control or direction.

ITEM 4 – PURPOSE OF THE TRANSACTION

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The Shares were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Issuer.

Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

Polar may from time to time, on its own behalf or on behalf of client accounts, acquire additional securities of the Issuer, dispose of some or all of the currently held or additional securities of the Issuer or may continue to hold the securities of the Issuer.

(b)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(d)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(e)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(f)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

Not applicable.

(g)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(h)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(i)	a solicitation of proxies from securityholders;

Not applicable.

(j)	an action similar to any of those enumerated above.

Not applicable.

ITEM 5 – AGREEMENTS, ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to any securities of the reporting issuer, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

ITEM 6 – CHANGE IN MATERIAL FACT

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

ITEM 7 - CERTIFICATION

I, as the eligible institutional investor, certify, or I, as the agent filing the report on behalf of the eligible institutional investor, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED at Toronto, Ontario this 9th day of April, 2020

POLAR ASSET MANAGEMENT PARTNERS INC.

By:	/s/ Greg Lemaich
Name:	Greg Lemaich
Title:	General Counsel